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                             April 12, 2022

       Fredrik Westin
       Chief Financial Officer
       Autoliv, Inc.
       Klarabergsviadukten 70, Section B7
       Box 70381
       Stockholm, Sweden SE-107 24

                                                        Re: Autoliv, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 8-K furnished
January 28, 2022
                                                            File No. 001-12933

       Dear Mr. Westin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Results of Operations and Financial Condition
       Non-U.S. GAAP Performance Measures, page 38

   1. We note the narrative disclosures provided for Organic Sales, Trade Working Capital, Net debt, Adjusted
operating income, adjusted operating margin, and adjusted EPS. However, the table on page 39
also presents the following Non-U.S. GAAP measures: Income
                                                        before income taxes,
Net income attributable to controlling interest, Capital employed,
                                                        Return on capital
employed, Return on total equity, Total parent shareholders    equity per
                                                        share. In this regard,
please revise to separately identify key metrics from non-GAAP measures or
alternatively, revise to include the disclosures concerning how the non-GAAP measures are useful to
investors and how management uses such measures in accordance with Item 10(e) (1)(i)
of Regulation S-K. In a related matter, your 8-K earnings releases should be similarly
revised so that the disclosures required by Item 10(e) of Regulation S-
 Fredrik Westin
Autoliv, Inc.
April 12, 2022
Page 2
         K are provided for each individual non-GAAP measure presented.
Form 8-K furnished January 28, 2022

Exhibit 99.1, page 22

2. We note you present bar graphs on page 5 of key performance trends including your non-
         GAAP measures. When you present graphs and discussion of non-GAAP measures, please include similar graphs and discussion of your comparable GAAP results with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
         102.10 of the staff   s Compliance and Disclosure Interpretation on
Non-GAAP Financial
         Measures    C&DI   s   .
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777
with any questions.



FirstName LastNameFredrik Westin                            Sincerely,
Comapany NameAutoliv, Inc.
                                                            Division of
Corporation Finance
April 12, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName